Exhibit 12

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

(Dollars in millions)                               1998         1997          1996          1995           1994
------------------------------------------     ---------    ---------    ----------    ----------     ----------

Profit before tax                          $       112.7  $      97.9  $       64.1  $    29.4     $        38.8
Income (loss) of 50% owned
  subsidiaries                                       3.6          2.9           1.3          (.8)             .3
Dividends received from less
  than 50% owned subsidiaries                        2.3          1.2           2.7         2.6              1.6

Interest expense                                    38.4         42.6          45.4       44.9              44.9
25% of rent expense                                  4.6          4.1           3.9         3.9              3.2
                                                ---------    ---------    ----------    ----------     ----------
  Total fixed charges                               43.0         46.7          49.3       48.8              48.1
Pre-tax earnings required to
  cover preferred dividends                            -            -             -            -               -
                                                =========    =========    ==========    ==========     ==========
Total fixed charges and
  preferred dividends                               43.0         46.7          49.3       48.8              48.1
                                                =========    =========    ==========    ==========     ==========

Earnings before income taxes
  and fixed charges                        $       161.6  $     148.7  $      117.4  $    80.0     $        88.8
                                                =========    =========    ==========    ==========     ==========

Ratio of earnings to fixed
  charges                                            3.7          3.2           2.4        1.6               1.8

Ratio of earnings to fixed
  charges and preferred
  dividends                                          3.7          3.2           2.4        1.6               1.8



Note 1: For purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes, adjusted for the portion of fixed charges deducted from such earnings. "Fixed charges" consist of interest on all indebtedness (including capital lease obligations, capital securities and capitalized interest), amortization of debt expense and the percentage of rental expense on operating leases deemed representative of the interest factor.
Note 2: The ratios of earnings to fixed charges, before the restructuring and special charges for 1995 and 1994 were 1.9 and 2.4, respectively.

                                       76

